

Mailstop 3652

January 30, 2009

Via Facsimile and U.S. Mail

Steven C. Straus
Chief Executive Officer
LCA-Vision Inc.
7840 Montgomery Road
Cincinnati, OH 45236

   Re: LCA-Vision, Inc.
     Preliminary Proxy Statement on Schedule 14A filed January 23, 2009
     Filed by LCA-Vision, Inc.
     File No. 000-27610

Dear Mr. Straus:

   We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note that in the letter to stockholders and on page 6, you state that the Joffe Group is not providing a control premium. Please remove the implication that the Joffe Group is legally obligated to pay a control premium in connection with their consent solicitation.

2. In addition to Stephen N. Joffe, Craig P.R. Joffe and Alan H. Buckey, please revise throughout your document to include the names of Jason T. Mogel, Robert Probst,

Edward J. VonderBrink, Robert H. Weisman and the LCA-Vision Full Value Committee as soliciting stockholder consents.

3. Please revise to update the disclosure with the record date or describe how the record date will be determined and how security holders will be notified of the record date.

4. Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, provide support for or delete the following statements:

   - "As a result, the Company's estimated market share declined 40% from 6.5% in the first quarter of 2001 to 3.9% in fourth quarter of 2001," on page 13;
   - "The Joffe Group is also asking that you fill the vacancies created by such removals with individuals handpicked by the Joffe Group," on page 2;
   - "You can reject the Joffe Group's efforts to hijack the Company," on page 2; and
   - "Your Board has been advised that members of the Joffe Group have threatened to terminate surgeons and Company employees who do not support their takeover bid if their consent solicitation is successful."

5. In an appropriate location, please briefly describe the stockholders' rights plan and the adverse person provision.

6. Please clarify that Item 7(a) of Schedule 14A does not apply to any director, officer, associate, affiliate or 5% beneficial owner of the company, or provide the required disclosure in an appropriate location.

Reasons to Reject the Joffe Group's Consent Solicitation Proposals, page 6

Your Board and Management Have a Thoughtful Plan for the Company…, page 8

7. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

   - "The Company believes that with a phased approach, there is a potential annual revenue increase of $30.0 million by instituting Intra Ocular Lens (IOL) replacement alone," on page 10; and

- Your statement on page 11 that the company is currently a "market leader in laser vision correction."

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.

<u>When will the consents become effective, page 19</u>

8. The duration of the consent validity remains unclear since the method for determining the 60 day period is dependent on the receipt of the earliest-dated consent. Please disclose how security holders will be able to determine when the first consent will be deemed to be received by the Company.

<u>The Consent Procedures, page 21</u>

9. Please revise to describe the treatment and effect of abstentions and broker non-votes. Refer to Item 21(b) of Schedule 14A.

<u>Current Directors of LCA-Vision, Inc., page 23</u>

10. Please list the "various leadership capacities" in which Steven C. Straus worked at MSO Medical from December 2003 through October 2006.

<u>Consent Revocation Card</u>

11. Please disclose the length of time that the revocations will remain valid and how security holders will know the deadline(s) by which their revocation will be deemed valid.

<u>Closing Comments</u>

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to Laura Crotty at (202) 551-3563 or to me (202) 551-3411.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers and
Acquisitions

cc: Gerald S. Greenberg, Esq.
        Taft Stettinius & Hollister LLP